Exhibit 4.3

SDRC/T.D. TECHNOLOGIES, INC.

1996 NONSTATUTORY STOCK OPTION PLAN FOR FOUNDING EX-EMPLOYEES

Approved and adopted by the T. D. Technologies, Inc. Board of Directors and Shareholders on November 16, 1996. Amended and adopted by Structural Dynamics Research Corporation on September 22, 1999, the date TDT Acquisition Corporation, a subsidiary of Structural Dynamics Research Corporation, merged with and into T.D. Technologies, Inc.

1. Purposes

The purpose of the SDRC/T.D. Technologies, Inc. 1996 Nonstatutory Stock Option Plan for Founding Ex-Employees is to continue the benefits provided to Optionees in the T. D. Technologies, Inc. 1996 Nonstatutory Stock Option Plan for Founding Ex-Employees after the merger of T. D. Technologies, Inc. with Structural Dynamics Research Corporation.

2. Definitions

a. "Board" means the Board of Directors of the Company.

b. "Committee" means the Compensation Committee of the Board of the Company.

c. "Company" means Structural Dynamics Research Corporation.

d. "Option" means the option to purchase common stock granted under this agreement.

e. "Option Agreement" means the agreement between the Company and an optionee, setting forth the terms and conditions of an Option.

f. "Option Price" means the price per share of the stock to be paid by an optionee upon exercising an Option pursuant to this Plan.

g. "Option Share" means any share of the stock transferred to an optionee upon exercise of an option pursuant to this Plan.

h. "Optionee" means a person to whom an Option shall have been granted under this plan.

i. "Plan" means this SDRC/T.D. Technologies, Inc. 1996 Founding Ex-Employee Nonstatutory Stock Option Plan, as it may be amended from time to time.

j. "TDT" means T.D. Technologies, Inc.

3. Administration and Interpretation

The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee shall have authority and power to interpret the Plan, to prescribe, amend, or rescind rules with respect to the Plan, to waive particular provisions of the Plan and to make all reasonable determinations necessary or desirable for the Plan's administration. The Company shall notify Optionees in writing of any amendment to the Plan within a reasonable time after the adoption of any such amendment.

4. Eligibility

Each person who was a Founding Ex-Employee of TDT as well as certain holders of TDT stock warrants are eligible to participate in this Plan.

5. Term of Plan

No additional Options shall be granted under this Plan.

6. Vesting

Optionees are fully vested in the Options granted under this Plan as of the grant date.

7. Period of Exercisability

The Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

i. November 16, 2006 (the expiration of ten years from the date of this agreement); or

ii. The expiration of six months from the date of Optionee's death.

8. Exercise

a. Persons Eligible To Exercise. During the lifetime of the Optionee, only the Optionee may exercise the Option or any portion of the Option. After the death of the Optionee, any exercisable portion of the Option may, prior to the time when the Option expires under this Plan, be exercised by the Optionees personal representative or by any person empowered to do so under the Optionees will or under then applicable laws of descent and distribution.

b. Partial Exercise. Any exercisable portion of the Option, or the entire Option if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion of the Option expires under this Plan.

c. Manner of Exercise. Any exercisable portion of the Option, or the Option if it is then wholly exercisable, may be exercised by delivery to the office of the Secretary of the Company of all of the following prior to the time when the Option or such portion expires under this Plan:

i. Notice in writing signed by the Optionee or other person then entitled to exercise the Option or portion thereof stating that the Option or such portion is exercised, with the notice complying with all applicable rules established by the Committee;

ii. Full payment (in cash or by check) for the Option Shares with respect to which the Option or portion is exercised; and

iii. If the Option or such portion shall be exercised by any person or persons other than the Optionee, appropriate proof of the right of that person or persons to exercise the Option.

d. Issuance of Option Shares. The Option Shares, or any part of the Option Shares, may be either previously authorized but unissued shares or issued shares which have then been reacquired by the Company. The Option Shares, when issued or delivered pursuant to any exercise of the Option, shall be fully paid and non-assessable.

e. Rights as Shareholders. The Optionee, as such, shall not be, and shall not have any of the rights or privileges of a shareholder of the Company in respect of any Option Shares unless and until Option Shares shall have been issued or delivered by the Company to the Optionee in accordance with this agreement.

9. Miscellaneous

a. Options Not Transferable. Neither the Option nor any interest or right in any part of the Option shall be assignable or transferable, voluntarily or involuntarily, by operation of law or otherwise, except as otherwise provided in this Plan.

b. Shares To Be Reserved. The Company shall at all times while the Option is outstanding reserve and keep available the number of shares of common stock as will be sufficient to satisfy the requirements of this agreement.

c. Notices. Any notice to be given under the terms of this agreement to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Optionee shall be addressed to the Optionee at the address given beneath the Optionee's signature. By a notice given, either party may subsequently designate a different address for notices.

Any notice which is required to be given to Optionee shall, if Optionee is then deceased, be given to Optionees personal representative if such representative has delivered to the Company evidence satisfactory to the Company of such representatives status as such and has informed the Company of the address of such representative by written notice under this Plan. Any notice shall have been deemed given when enclosed in a properly sealed envelope or wrapper addressed as described and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.

d. No Liability of Board Members. No member of the Board shall be personally liable to any Optionee, his or her estate, or his or her legal representative by reason of any contract or other instrument executed in good faith by such member in the course of administration and implementation of the Plan by the Board, or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Board and each employee of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated in accordance with the indemnification provisions of the laws of the State of Ohio, the Articles of Incorporation, and the Regulations of the Company as in effect from time to time.

e. Governing Law. This Plan and all rights hereunder shall be governed by and construed in accordance with the laws of the State of Ohio, whether statutory or decisional.

f. Payments. Notwithstanding any provision of this Plan to the contrary, all payments made under this Plan shall be made net of all taxes required to be withheld by applicable federal, state and local law.

g. Benefits. No award or payment under this Plan shall be treated as compensation in calculating any insurance, profit-sharing, retirement, severance or other benefit for which the Optionee is eligible.

h. Plan and Option Agreement Are Entire Contract. This Plan and the Option Agreement constitute the entire contract between the parties hereto with regard to the subject matter hereof.